RNS Publication of a Supplementary Prospectus PUBLICATION OF SUPPLEMENT UNILEVER PLC Released 15:35:20 13 February 2025 RNS Number : 0685X Unilever PLC 13 February 2025 Publication of Supplement The following Supplement has been approved by the Financial Conduct Authority and is av Supplement dated 13 February 2025 (the "Supplement") relating to the U.S.$25,000,0 Programme of Unilever Finance Netherlands B.V., Unilever Capital Corporation and Unilev Unilever PLC and Unilever United States, Inc. (as Guarantors). The Supplement should be read and construed in conjunction with the Information Mem 2024 (the "Information Memorandum") and the supplement to the Information Memorand To view the Supplement, and the document incorporated by reference therein, please past the address bar of your browser. https://www.unilever.com/files/supplement-dated-13-february-2025.pdf https://www.unilever.com/files/ir-q4-2024-full-announcement.pdf The full documents will be submitted to the National Storage Mechanism and will shortly be at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. For further information, please contact: Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY T: +44 (0) 20 7822 5252 F: +44 (0) 20 7822 5464 DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in the Supplement may be addressed to and who are residents of particular countries (specified in the Information Memorandum) only use and should not be relied upon by any person outside these countries and/or to whom th Supplement is not addressed. Prior to relying on the information contained in the Supplem from the Information Memorandum whether or not you are one of the intended addres contained therein. Your right to access this service is conditional upon complying with the above requirement. Forward-looking statements This announcement may contain forward-looking statements. Words such as 'expects' 'believes' or the negative of these terms and other similar expressions of future performa negatives are intended to identify such forward-looking statements. These forward-looking upon current expectations and assumptions regarding anticipated developments and oth Unilever Group. They are not historical facts, nor are they guarantees of future perfor forward-looking statements involve risks and uncertainties, there are important factors t results to differ materially from those expressed or implied by these forward-looking stateme This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.